

December 15, 2011

Via E-mail
Johnnie D. Johnson
Chief Executive Officer and Chief Financial Officer
Competitive Technologies, Inc.
777 Commerce Drive
Fairfield, CT 06825

> **Re:** **Competitive Technologies, Inc.**
> **Form 10-K/A for the Fiscal Year Ended July 31, 2010**
> **Filed September 15, 2011**
> **File No. 001-08696**
> **Post-Effective Amendment No. 3 to Form S-8 Filed December 9, 2011**
> **File No. 333-176389**

Dear Mr. Johnson:

We have reviewed your letter dated December 12, 2011 in connection with the above-referenced filings and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to this comment, we may have additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated November 17, 2011.

Post-Effective Amendment No. 3 to Form S-8 Filed December 9, 2011

Incorporation of Certain Documents by Reference, page 3

1. We reissue prior comment 1; you did not incorporate by reference your Form 10-Q for the quarter ended October 31, 2010, filed on December 15, 2010, or your Form 10-Q for the quarter ended September 30, 2011, filed on November 14, 2011, and amended on November 17, 2011. Please file an amended Form S-8 that incorporates by reference all required filings. See Item 3 of Form S-8.

You may contact Melissa Walsh, Staff Accountant at (202) 551-3224 if you have questions regarding comments on the financial statements and related matters. If you have any other questions, please contact Evan S. Jacobson, Attorney-Advisor, at (202) 551-3428 or Mark P. Shuman, Branch Chief – Legal at (202) 551-3462. If you require further assistance, do not hesitate to contact me at (202) 551-3488.

Sincerely,

/s/ Stephen Krikorian

Stephen Krikorian
Accounting Branch Chief